EMPLOYMENT AGREEMENT

BETWEEN:

RICK VAN NIEUWENHUYSE, businessperson, of [address]

(the “Executive”)

AND:

NOVACOPPER INC., a company incorporated pursuant to the laws of British Columbia and having its principal office at Suite 2300 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4

(the “Company”)

      WHEREAS:

A. The Company is a natural resource company currently engaged in the exploration of mineral properties situate in Alaska, USA;

B. The Company wishes to employ and the Executive wishes to supply his services in the capacity of President and CEO, on the terms and conditions set out in this Agreement;

C. The Company and the Executive desire that this employment relationship and the terms thereof be formally embodied in this Agreement;

     THEREFORE in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which are acknowledged by each party, the parties agree on the following terms:

  1. ENGAGEMENT AND DURATION

1.1 Engagement

The Company hereby employs the Executive as President and CEO and the Executive accepts such employment.

1.2 Term

The Executive's employment pursuant to the terms of this Agreement shall commence effective January 9, 2012 and shall continue indefinitely, unless and until terminated as set forth herein.

  2. DUTIES

2.1 Performance of Duties

The Executive shall act as President and CEO, and the Executive shall perform such services and duties as are normally provided by a President and CEO of a company in a business and of a size similar to the Company’s, and such other services and duties as may reasonably be assigned from time to time.

2.2 Other Boards or Committees

The Executive’s performance of reasonable personal, civic or charitable activities or the Executive’s service on any boards or committees of any private or public companies shall not be deemed to interfere with the performance of the Executive’s services and responsibilities to the Company pursuant to this Agreement, so long as there is no conflict between the business of the Company and the business of the private or public companies. The Executive agrees to inform the Board of Directors (“the Board”) forthwith upon the Executive being appointed to any such board or committee. The Executive’s right to participate on such boards or committees shall be subject to approval of the Board, which approval will not be unreasonably withheld. The Board acknowledges that as of the date of this Agreement, the Executive is a director of the companies set forth in Schedule A hereto, and approves the Executive’s right to participate on such boards.

2.3 Principal Place of Work

The Executive shall perform his duties at the Company’s principal executive offices, which are currently located in Vancouver, British Columbia or at such other location within 50km of the current office. The Executive acknowledges that his duties and responsibilities may involve a reasonable amount of traveling.

2.4 Reporting

The Executive shall report directly to the Board.

2.5 Instructions

The Executive will, subject to the terms of this Agreement, comply promptly and faithfully with the reasonable and lawful instructions, directions, requests, rules and regulations of the Board.

  3. REMUNERATION AND BENEFITS

3.1 Salary

The Company shall pay to the Executive for his services under this Agreement an annual salary of $400,000, subject to all applicable statutory deductions and payable in substantially equal installments on the dates that the Company has established for paying wages to its employees.

3.2 Annual Review

The salary referred to in Section 3.1 shall be reviewed at least annually by the Board in consultation with the Executive. The Chair of the Compensation Committee of the Board shall make recommendations to the Board or the Compensation Committee of the Board regarding appropriate salary adjustments. The salary referred to in Section 3.1 shall be increased by such amount as is determined by the Board or the Compensation Committee of the Board in its sole discretion taking into consideration the recommendations of the Compensation Committee of the Board, the performance of the Executive and the performance of the Company provided, however, that in no event shall the salary be less than the salary payable in the previous fiscal year.

3.3 Reimbursement of Expenses

The Company shall reimburse the Executive for all reasonable expenses incurred by him in the performance of this Agreement provided that the Executive provides the Company with written expense accounts with respect to each calendar month. The Company will provide the Executive with, or reimburse the Executive for, services and fees necessary for the performance of the Executive's duties including, but not limited to, membership in the Executive's professional institute, stock information accounts and fax lines.

3.4 Medical Benefits

The Company shall provide the Executive with group life, long-term disability, extended medical and dental insurance coverage (“benefit coverage”) in accordance with the terms of the benefit plans in effect from time to time and, to the extent provided by such plans, the Company shall extend medical and dental insurance coverage to the Executive’s spouse and child dependants. The Company may, in the Company’s discretion, change such benefit coverage or amend such benefits from time to time, as long as such changes do not apply solely to the Executive. To the extent the Executive remains in receipt of any benefits from NovaGold Resources Inc., the Company shall not be obligated to provide benefit coverage for the same kind of benefit until such time as NovaGold Resources Inc. ceases to provide such coverage.

3.5 Directors and Officers Liability Insurance

The Company shall provide the Executive with directors’ and officers’ liability insurance appropriate to the nature of his responsibilities under this Agreement. The directors’ and officers’ liability insurance will be subject to the terms and conditions of the insurance policy’s coverage.

3.6 Vacation

The Executive shall be entitled to five weeks of paid vacation for each fiscal year of the Company. The Executive shall be entitled to a pro-rata portion of the Executive’s vacation entitlement for any part year of employment. The Executive shall take such vacation only at times approved in advance by the Board, which approval shall not be unreasonably withheld. The Executive shall be covered by the Company’s vacation policy for banking of vacation days. In addition, the Executive shall be entitled to statutory holidays and the number of paid holidays provided for under the policies and procedures of the Company, as they exist from time to time.

3.7 Other Benefits

In addition to any other compensation or benefits to be received by the Executive pursuant to this Agreement, the Executive shall be eligible to participate in all executive benefits which the Company may from time to time provide to its senior executives. For greater certainty, and among other things, the Executive shall be eligible to participate in the Company's Stock Option Plan, as amended from time to time. All stock options grants are at the discretion of the Company’s Board of Directors and are subject to, and will be made in accordance with, the guidelines of the Toronto Stock Exchange and the Company’s Employee Stock Option Plan.

In recognition of your appointment, you will receive an initial grant of 1,875,000 options of the Company on the effective date of the proposed distribution of the outstanding common shares of the Company to shareholders of NovaGold Resources Inc. (the “Spin-out”). Such grant will be conditional upon the completion of the Spin-out. Upon issuance, the options will be exerciseable for a period of five years at an exercise price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the effective date of the Spin-out, with 2/3 of the options to vest on the first anniversary of the effective date of the grant, the final 1/3 to vest on the second anniversary of the effective date of the grant. All other terms and conditions of the options, including the manner of exercise, will be in accordance with the terms of the Plan and the requirements of the Toronto Stock Exchange and applicable securities laws.

In further recognition of your appointment, it is anticipated that you will receive an incentive grant of 135,000 common shares of the Company on the effective date of the Spin-out. Such grant will be conditional upon the completion of the Spin-out and subject to approval of the Company’s shareholders, if required. The issuance of any shares pursuant to this Section 3.7 may be settled on a net withholding basis in order to satisfy any tax obligations of the Executive arising out of the grant of shares set out herein. Any such withholding will be satisfied by the Company on a cash basis at the then market price of NovaCopper’s shares, and the Executive will be issued that number of shares equal to 135,000 multiplied by (100% minus the anticipated percentage withholding obligation).

Both the initial grant of 1,875,000 options and the incentive grant of =135,000 common shares are based on the assumption that the Spin-out will be effected on the basis of one Company share to be distributed for every five common shares of NovaGold Resources Inc. In the event that the Spin-out is effected on another basis, both the number of options and the number of shares contemplated in this Section 3.7 will be adjusted accordingly.

The initial grant of 1,875,000 options and the incentive grant of 135,000 common shares have also been calculated on the basis of certain assumptions as to the post-Spin-Out trading price of the Company. In the event that the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the effective date of the Spin-out does not result in a minimum of (i) $2,812,500 of option value based on Black Scholes (as determined by the Compensation Committee of the Company), and (ii) $675,000 in common shares, the Company will provide the Executive with alternative compensation, the form of which shall be in the sole discretion of the Company.

In the event that the Spin-out is not completed by December 31, 2012, the Board shall provide the Executive with an alternative form of compensation of equivalent dollar value, the form of which shall be in the sole discretion of the Company. Any such compensation shall be in lieu of the options and shares contemplated above, and the Company shall have no further obligation to the Executive in this regard in the event that a Spin-out is effected subsequent to December 31, 2012.

3.8 Equipment

The Company shall provide the Executive with such equipment as the Executive and Board agree is necessary for performance of the Executive's duties which shall include a computer, fax machine, personal digital assistant and a cell phone for use in carrying out Company business.

3.9 Annual Incentive Program

The Executive shall be entitled to participate in the Company’s Annual Incentive Program (the “Annual Incentive Program”) according to the terms of the Annual Incentive Program which Annual Incentive Program the Company may, in the Company’s discretion, change or amend from time to time.

3.10 Shared Services

The Executive acknowledges and agrees that so long as the Company remains a wholly-owned subsidiary of NovaGold Resources Inc. and subject to any shared services agreement with NovaGold Resources Inc. thereafter, the Executive’s remuneration and benefits provided for in Section 3 of this Agreement may be provided through NovaGold Resources Inc.

4. CONFIDENTIALITY AND NON-DISCLOSURE

4.1 “Confidential Information”

The term “Confidential Information” means any and all information concerning any aspect of the Company not publicly disclosed, which the Executive may receive or develop as a result of his engagement by or involvement with the Company, and including all technical data, concepts, reports, programs, processes, technical information, trade secrets, systems, business strategies, financial information and other information unique to the Company. All Confidential Information, including notes, diagrams, maps, reports, notebook pages, memoranda, sample materials and any excerpts thereof that include Confidential Information are the property of the Company or parties for whom the Company acts as agent or who are customers of the Company, as the case may be, and are strictly confidential to the Company and/or such parties. The Executive shall not make any unauthorized disclosure or use of and shall use his best efforts to prevent unauthorized disclosure or use of such Confidential Information.

4.2 Equitable Remedies

The Executive acknowledges that any unauthorized disclosure or use of such Confidential Information by the Executive may result in material damages to the Company and that the Company shall be entitled to seek injunctive relief or any other legal or equitable remedy to prohibit, prevent or enjoin unauthorized disclosure or use of Confidential Information by the Executive. The Executive acknowledges and agrees that his unauthorized disclosure or use of Confidential Information will cause irreparable harm to the Company that could not be adequately compensated by damages.

4.3 Use of Confidential Information

Except as authorized by the Company, the Executive will not:

(a)	duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Company’s Confidential Information; or

(b)	use the Company’s Confidential Information without the prior written consent of the Company.

4.4 Protection of Confidential Information

The Executive will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized persons, and will exercise at least the same degree of care used to protect the Executive’s own Confidential Information.

4.5 Exception

The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

(a)	is or later becomes publicly known under circumstances involving no breach of this Agreement by the Executive;

(b)	is already known to the Executive at the time of receipt of the Confidential Information;

(c)	is lawfully made available to the Executive by a third party;

(d)

is disclosed by the Executive pursuant to a requirement of a governmental department or agency or disclosure is otherwise required by operation of law, provided that the Executive gives notice in writing to the Company of the required disclosure immediately upon his becoming advised of such required disclosure and provided also that the Executive delays such disclosure so long as it is reasonably possible in order to permit the Company to appeal or otherwise oppose such required disclosure and provides the Company with such assistance as the Company may reasonably require in connection with such appeal or other opposition;

(e)	is disclosed to a third party under an approved confidentiality agreement; or

(f)	is disclosed in the course of the Executive's proper performance of the Executive's duties under this Agreement.

4.6 Removal of Information

The Executive will not, without the written consent of the CEO, remove any information relating to the Company, or any third party with which the Company is conducting business from the premises where the Executive is working, unless required in the normal course of his duties.

4.7 New Discoveries

Any inventions, discoveries or improvements in systems, methods and processes made by the Executive in the course of his employment and any mineral discoveries and opportunities to acquire mineral assets or interests therein which come to the Executive will be disclosed to the Company forthwith and shall belong to and be the absolute property of the Company.

4.8 Survival

The provisions of this Article 4 shall survive the termination of this Agreement.

4.9 Non-Solicitation

The Executive shall not, for a period of twelve (12) months following the termination of the Executive’s employment for any reason, without the prior written consent of the Board, for his/her account or jointly with another, either directly or indirectly, for or on behalf of himself/herself or any individual, partnership, corporation or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a)	any person who is employed by the Company or any Affiliated Company to leave such employment; or

(b)

any person, firm or corporation whatsoever, who or which has at any time in the last two (2) years of his/her employment with the Company or any predecessor of the Company, been a customer of the Company, an Affiliated Company, or of any of their respective predecessors, provided that this Section 4.9 shall not prohibit the Executive from soliciting business from any such customer if the business is in no way similar to the business carried on by the Company, an Affiliated Company, any of their respective predecessors, subsidiaries or associates to cease its relationship with the Company or any Affiliated Company.

For the purposes of this Section 4.9, “Affiliated Company” shall include NovaGold Resources Inc. as long as NovaGold Resources Inc. provides administrative services to the Company pursuant to a Transitional Services Agreement and for a twelve (12) month period following the cessation of such services.

The Executive agrees that all restrictions contained in this Agreement are reasonable and valid and all defenses to the strict enforcement thereof by the Company are waived by the Executive.

4.10 Equitable Relief

The Executive agrees that, in the event he/she violates any of the restrictions referred to in Section 4 the Company shall suffer irreparable harm and shall be entitled to preliminary and permanent injunctive relief and any other remedies in law or in equity which the court deems fit.

5. DELIVERY OF RECORDS

Upon the termination of the employment of the Executive by the Company, the Executive will deliver to the Company all books, records, lists, brochures and other property belonging to the Company or developed in connection with the business of the Company, and will execute such transfer documentation as is necessary to transfer such property or intellectual property to the Company.

6. TERMINATION

6.1 The Executive’s Right to Terminate

The Executive may terminate his obligations under this Agreement:

(a)	at any time upon providing three months’ notice in writing to the Company; or

(b)

upon a material breach or default of any material term of this Agreement by the Company provided that the Executive advises the Company in writing of such material breach or default within ninety (90) days of the date the Executive has become aware (or reasonably should have become aware) of the breach or default, and such material breach or default has not been remedied within 30 days after such written notice of the material breach or default has been delivered by the Executive to the Company.

The Company may waive the notice requirements set out in paragraph (a) above in whole or in part and if it does so, the Executive's entitlement to remuneration and benefits as set out in Sections 6.3 and 6.4 as applicable will apply as of the date the Company waives such notice.

6.2 Company’s Right to Terminate

The Company may terminate the Executive’s employment under this Agreement at any time:

(a)	for just cause which shall include, without limitation, any of the following events:

	(i)	theft, dishonesty or fraud by the Executive with respect to the business of the Company;

(ii)

the conviction of the Executive for a criminal offence that gives rise or is likely to give rise to the Company's stock becoming ineligible for listing on any stock exchange or market or the Company's stock being subject to a cease-trade order by a Canadian or US securities regulatory authority; or

	(iii)	any and all other omissions, commissions or other conduct which would constitute just cause at law; or

(b)

upon the Executive dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of this Agreement. The Executive shall be deemed to have become disabled if, because of ill health, physical, mental disability or for other causes beyond the control of the Executive, the Executive has been unable or unwilling or has failed to perform the Executive's duties under this Agreement; or

(c)	at any time upon making the severance payment contemplated in Section 6.3 to the Executive.

6.3 Severance Payment

In the event of the termination of the Executive's employment:

(a)	by the Executive pursuant to subsection 6.1(b) of this Agreement; or

(b)	by the Company pursuant to subsection 6.2(c) or by the Company in breach of this Agreement;

the Company shall pay to the Executive within 10 days of such termination a severance payment equal to:

(c)

an amount equal to the Executive’s annual salary at the time of termination of the Executive’s employment plus the Executive’s annual incentive target for the fiscal year pursuant to the Company’s Annual Incentive Program, multiplied by two in the event that such termination occurs before the first anniversary of this agreement; or

(d)

an amount equal to the Executive’s annual salary at the time of termination of the Executive’s employment plus the Executive’s annual incentive earned in the previous fiscal year pursuant to the Company’s Annual Incentive Program, multiplied by two in the event that such termination occurs on or after the first anniversary of this Agreement.

The Company shall continue the Executive's group insurance benefits, if any, under Section 3.4 for 12 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to the Executive an amount equal to the present value of the Company's cost of providing such benefit to the Executive for a period of 12 months. Any such payment in lieu of group insurance benefits will be paid no later than March 15 of the year following the year of termination.

In addition, the Company shall reimburse the Executive within 10 days of such termination for all expenses as contemplated by Section 3.3.

6.4 Compensation Otherwise Due to the Executive on Termination

In the event of the termination of the Executive's employment under this Agreement in circumstances other than those set out in Section 6.3 of this Agreement, the Company shall pay the following amounts to the Executive within 10 days of the termination:

(a)

if terminated pursuant to subsections 6.1(a) or 6.2(a) of this Agreement, the Company shall pay to the Executive his then-current annual salary accrued pursuant to Section 3.1 of this Agreement as of the date of termination or effective date of resignation, as applicable; or

(b)	if terminated pursuant to subsection 6.2(b) of this Agreement, the Company shall pay to the Executive:

	(i)	his then-current annual salary accrued pursuant to this Agreement as of the date of termination; and

(ii)

a lump sum equal to the Executive’s annual salary at the time of termination of the Executive’s employment. Such payment will be made no later than March 15 of the year following the year of such termination.

6.5 Property Interests

If the Executive's employment with the Company is terminated, and within two years of such termination, the Executive acquires directly or indirectly other than from the Company or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Company during the time the Executive was employed by the Company, the Executive will offer the Company, in writing the right to acquire such interest in exchange for reimbursement of his direct and indirect acquisition costs. The Company shall have 30 days after receipt of such offer to accept the offer and 30 days after receipt of such offer to reimburse such costs.

6.6 Resignations

Upon termination of the Executive for whatever reason the Executive shall forthwith execute and deliver to the Company his written resignation from any and all offices of the Company and its affiliates, without claim for compensation for loss of office.

6.7 Payments in Full Settlement

The Executive acknowledges and agrees that the payments pursuant to this Article 6 shall be in full satisfaction of all claims, losses, costs, damages or expenses in connection with the termination of his employment, including termination pay and severance pay pursuant to any applicable labour laws as amended from time to time. Except as provided in this Article, the Executive shall not be entitled to any further termination payments, damages or compensation whatsoever in connection with the employment of the Executive and the termination thereof. As a condition precedent to any payment pursuant to this Article, the Executive agrees to deliver to the Company, prior to any such payment, a full and final release from all actions and claims in connection with the termination of his employment or any losses, costs, damages or expenses resulting there from in favour of the Company, its affiliates, subsidiaries, directors, officers, employees and agents in a form satisfactory to the Company and the Executive.

7. CHANGE OF CONTROL

7.1 Termination By Company.

In the event that within the twelve (12) month period immediately following a Change of Control (as defined in Section 7.2 of this Agreement), any of the following occur:

(a)

a material change (other than a change that is clearly and exclusively consistent with a promotion) in the Executive’s position, duties, responsibilities, title or office in effect immediately prior to any Change of Control;

(b)	a material reduction in the Executive’s Base Salary in effect immediately prior of any Change of Control; or

(c)	any material breach by the Company of any material provision of this Agreement,

then, if the Executive advises the Company in writing within ninety (90) days of the date the Executive has become aware (or reasonably should have become aware) of the condition and the Company has not cured the condition within thirty (30) days from receipt of such written notice, the Executive’s employment shall be deemed to have been terminated by the Company and the Company will pay to the Executive within 10 days of such termination a severance payment equal to:

(d)

an amount equal to the Executive’s annual salary at the time of termination of the Executive’s employment plus the Executive’s annual incentive target for the fiscal year pursuant to the Company’s Annual Incentive Program, multiplied by two in the event that such termination occurs before the first anniversary of this agreement; or

(e)

an amount equal to the Executive’s annual salary at the time of termination of the Executive’s employment plus the Executive’s annual incentive earned in the previous fiscal year pursuant to the Company’s Annual Incentive Program, multiplied by two in the event that such termination occurs on or after the first anniversary of this Agreement.

The Company shall continue to provide all medical and health care benefits and all other benefits that it is permitted or able to provide under the applicable rules of the relevant plans for a period of twelve (12) months from the date of the Executive’s election following a Change of Control provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to the Executive an amount equal to the present value of the Company's cost of providing such benefit to the Executive for a period of 12 months. Any such payment in lieu of group insurance benefits will be paid to the Executive no later than March 15 of the year following the year of termination. The Executive further agrees that compensation payable pursuant to this Section 7.1 is in lieu of the severance package payable under Section 6 of this Agreement and shall be the maximum compensation to which the Executive is entitled to receive in lieu of reasonable notice, and the Company will have no further obligations to the Executive with respect to the termination of this Agreement or his/her employment, including, without limitation, further severance pay or damages.

7.2 Limit on Benefits

Notwithstanding anything to the contrary in this Agreement, to the extent Executive receives any payments and benefits, whether payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (including, but not limited to, any payments and benefits subject to any plan, program, arrangement, agreement, or award) in connection with a Change of Control (“Total Payments”), which would be subject to the excise tax under U.S. Code section 4999 but for the operation of this Section 7.2, then the aggregated amount of the Total Payments shall be reduced to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax, but only if (A) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (B) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

Subject to the provisions of this Section 5.2, all determinations required to be made under this Section 5.2, including whether and the extent to which the Total Payments will be subject to the Excise Tax and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm selected by the Executive. Such firm shall not be a firm then serving as accountant or auditor for the individual, entity or group effecting the Change in Control of the Company (the “Auditor”). Such firm will provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the receipt of notice from the Executive that there has been a payment as a result of a Change of Control, or such earlier time as is requested by the Company. All fees and expenses of the Auditor shall be borne solely by the Company.

7.3 Change of Control.

For the purposes of this agreement, a “Change of Control” means any of the following:

(a)

at least 50% in fair-market value of all the assets of the Company are sold to a party or parties acting jointly or in concert (as determined pursuant to the Ontario Securities Act, R.S.O. 1990, c.S.5, as amended (the “OSA”), mutatis mutandis) in one or more transactions occurring within a period of two (2) years; or

(b)

there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of the Company that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 40% or more of the outstanding voting shares of the Company, provided that the direct or indirect acquisition by Electrum Strategic Resources LLC (“Electrum”) of voting shares of the Company shall not constitute a “Change of Control” unless the acquisition of such additional voting shares when taken together with any voting shares or securities convertible into voting shares (“Convertible Securities”) held directly or indirectly by Electrum at the time of acquisition constitutes 50% or more of the outstanding voting shares of the Company. For purposes of this paragraph (b), all Convertible Securities owned by Electrum will be deemed to be fully converted or exercised and the number of outstanding voting shares of the Company will be adjusted to reflect such conversion or exercise and Electrum includes all persons acting jointly or in concert with Electrum; or

(c)	a majority of the then-incumbent Board of Directors’ nominees for election to the Board of Directors of the Company are not elected at any annual or special meeting of shareholders of the Company.

(d)

the Company is merged, amalgamated, consolidated or reorganized into or with another body corporate or other legal person and, as a result of such business combination, more than 40% of the voting shares of such body corporate or legal person immediately after such transaction are beneficially held in the aggregate by a person or body corporate (or persons or bodies corporate acting jointly or in concert) and such person or body corporate (or persons or bodies corporate acting jointly or in concert) beneficially held less than 40% of the voting shares of the Company immediately prior to such transaction.

Notwithstanding the foregoing provisions of paragraphs 7.2(a), (b) and (d), unless otherwise determined in a specific case by majority vote of the Board of Directors, a “Change of Control” shall not be deemed to have occurred for the purposes of paragraphs (a), (b), and (d) solely because the Company, an entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding voting shares (a “Subsidiary”), or any Company sponsored employee stock ownership plan or any other employee benefit plan of the Company or any Subsidiary either files or becomes obligated to file a report or a proxy statement under National Instruments NI 51-102 (Continuous Disclosure), NI 62-103 (Early Warning) or NI 81-102 (Mutual Funds) (or any successor schedule, form or report or item therein) under the OSA, or in any other fashion authorized by a regulatory authority having due jurisdiction, disclosing beneficial ownership by it of voting shares of the Company, whether in excess of forty percent (40%) or otherwise, or because the Company reports that a change in control of the Company has occurred or will occur in the future by reason of such beneficial ownership; nor if the Company is a party to any amalgamation, merger or similar transaction involving only the Company and its Subsidiaries and which does not result in any change of beneficial ownership of any shares of the Company or of the shares received by former shareholders of the Company in any new entity resulting from that transaction. For greater certainty, the Spin-out shall not be considered a Change of Control pursuant to Section 7 of this Agreement.

  8. INDEMNIFICATION

The Company and the Executive agree to execute the attached Indemnity Agreement.

  9. PERSONAL NATURE

The obligations and rights of the Executive under this Agreement are personal in nature, based upon the singular skill, qualifications and experience of the Executive.

  10. RIGHT TO USE EXECUTIVE’S NAME AND LIKENESS

During the term of this Agreement, the Executive hereby grants to the Company the right to use the Executive’s name, likeness and/or biography in connection with the services performed by the Executive under this Agreement and in connection with the advertising or exploitation of any project with respect to which the Executive performs services for the Company.

  11. LEGAL ADVICE

The Executive hereby represents, warrants and acknowledges to the Company that he has had the opportunity to receive independent legal advice prior to the execution and delivery of this Agreement.

  12. WAIVER

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party’s performance or in the terms, covenants and conditions of this Agreement. The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party’s right to assert such claim at any time thereafter.

  13. NOTICES

13.1 Delivery of Notice

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement. Any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilize any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.

13.2 Change of Address

Each party to this Agreement may change its address for the purpose of this Section 13 by giving written notice of such change in the manner provided for in Section 13.1.

  14. APPLICABLE LAW

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the jurisdiction of the courts of British Columbia. All obligations of the parties under this Agreement are subject to receipt of all necessary approvals of the applicable securities regulatory authorities.

  15. SEVERABILITY

If any provision of this Agreement for any reason be declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

  16. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement and there are no agreements collateral hereto other than as are expressly set forth or referred to herein. This Agreement cannot be amended or supplemented except by a written agreement executed by all parties hereto.

  17. NON-ASSIGNABILITY

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement.

  18. BURDEN AND BENEFIT

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

  19. INTERPRETATION

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)

all references in this Agreement to "Articles", "Sections" and other subdivisions or Schedules are to the designated articles, sections or other subdivisions or Schedules of or attached to this Agreement;

(b)	the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(c)	the headings are for convenience only and do not form part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement;

(d)

the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language is used with reference thereto);

(e)

the words "written" or "in writing" include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph, telecopy, facsimile or e- mail;

(f)

any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(g)

a "day" shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and references to a "business day" shall refer to days on which banks are ordinarily open for business in Vancouver, British Columbia, but if a period ends on a day on which the banks are not open for business in Vancouver, British Columbia, the period will be deemed to expire on the next calendar day on which banks are open for business in Vancouver, British Columbia; and

(h)	all references to "$" or "dollars" are references to the lawful currency of the Canada.

  20. TIME

Time is of the essence of this Agreement.

  21. COUNTERPARTS

This Agreement may be executed in counterparts and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the 9th day of January, 2012.

NOVACOPPER INC.

Per: /s/ Thomas Kaplan
        CHAIRMAN OF THE BOARD

/s/ Rick Van Nieuwenhuyse
RICK VAN NIEUWENHUYSE

SCHEDULE A

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